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                               SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
           --------------------------------------------------------
                  Securities and Exchange Commission
                          Washington, D.C. 20549
           --------------------------------------------------------

                             DWYER GROUP, INC.
                             (Name of Issuer)

                Common                              26745510-3
     (Title of Class of Securities)               (CUSIP Number)


                              Vance M. Arnold
      8080 N. Central Expressway, Suite 210 LB 59, Dallas, TX 75206
                              (214) 891-8294
  Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications)

                               May 15, 1996
          (Date of Event which Requires Filing of this Statement)

  1. Names of Reporting Person S.S. or I.R.S. Identification No.:
         Renaissance Capital Growth & Income Fund III, Inc.  75-2533518
        ----------------------------------------------------------------

  2. Check the Appropriate Box if a Member of a Group:
     (a)    N/A
        ------------
     (b)    N/A
        ------------

  3. SEC Use Only:

  4. Source of Funds:   PF/WC
                      ---------

  5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items
       2(d) or 2(e):   None
                      ------

  6. Citizenship or Place of Organization:  Texas
                                           -------
  Number of Shares Beneficially Owned by Each Reporting Person With:

  (7)  Sole voting Power:  700,000 shares
                          -----------------

  (8)  Shared Voting Power:   0
                            ----







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  (9)  Sole Dispositive Power:  700,000 shares
                              --------------------

  (10)  Shared Dispositive Power:  0
                                  ---

  (11) Aggregate Amount Beneficially Owned be Each Reporting Person:
         700,000 shares
      --------------------

  (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares: N/A
                                                                          ---
  (13) Percent of Class Represented by Amount in Row (11):  9%
                                                          -----
  (14) Type of Reporting Person:  IV
                                 -----







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                                    AMENDED SCHEDULE 13D

                                Filed Pursuant to Rule 13D-1


  ITEM 1. SECURITY AND ISSUER
              Common Stock of The Dwyer Group, Inc.

              The Dwyer Group, Inc.
              1010 N. University Parks Drive
              P.O. Box 3146
              Waco, TX 76707


  ITEM 2. IDENTITY AND BACKGROUND
  a., b., c.  Renaissance Capital Growth &
              Income Fund III, Inc.                        Filer
              8080 N. Central Expressway, Suite 210
              Dallas, Texas 75206

              Renaissance Capital Group, Inc.              Investment Advisor
                                                           to the Filer
              8080 N. Central Expressway, Suite 210
              Dallas, Texas 75206

              Renaissance Capital Growth & Income Fund III, Inc. is a Texas limited corporation, organized as a business development company under the Investment Company Act of 1940.

              Renaissance Capital Group, Inc. a Texas corporation, is the Investment Advisor and is responsible for the administration of the Filer's investment portfolio.

              The officers of Renaissance Capital Group, Inc. are:
                    Russell Cleveland, President
                    Barbe Butschek, Senior Vice President, Corporate Secretary and Treasurer
                    Vance M. Arnold, Executive Vice President
                    Mardon M. Navalta, Vice President
                    Norman D. Cox, Vice President

              All officers and directors of Renaissance Capital Group, Inc. are residents of Texas.

        d.    None.
        e.    None.
        f.    Texas







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  ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
              The Filer's source of funds is the Shareholders capital and approximately $1.5 million will be used to complete the Filer's investment strategy.


  ITEM 4. PURPOSE OF TRANSACTION
              The sole purpose of the acquisition of these securities was as an investment in accordance with Partnership's election as a Business Development Company under the Investment Act of 1940.


  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
              On June 2, 1995, the Filer, for the first time, purchased 4,000 shares of Common Stock of The Dwyer Group, Inc. ("Dwyer Group"). On June 9, 1995, The Filer and The Dwyer Group entered into a Stock Purchase Agreement in which the Investor agreed to purchase from The Dwyer Group 70,000 shares of Common Stock of The Dwyer Group at $3.50 per share for a total aggregate consideration of $245,000. The 70,000 shares of Common Stock was not delivered to the Filer until June 14, 1995, and the certificate is dated as such. Also on June 9, 1995, the Filer entered into a Stock Purchase Agreement with the estate of Donald J. Dwyer, Deceased pursuant to which the Filer agreed to purchase from the estate 300,000 shares of Common Stock of The Dwyer Group at $3.00 per share for an aggregate consideration of $900,000. The Filer did not receive the shares pursuant to the Purchase Agreement with Donald J. Dwyer until June 14, 1995, and the certificate is dated as such. In addition, the Filer has purchased in the open market: on June 9, 1995, 3,400 shares of Common Stock of The Dwyer Group; on June 14, 1995, 3,200 shares of Common Stock of The Dwyer Group; on June 20, 1995, 5,000 shares of Common Stock of The Dwyer Group; on June 22, 1995, 5,000 shares of Common Stock of The Dwyer Group; on June 23, 1995, 11,000 shares of Common Stock of The Dwyer Group; on June 28, 1995, 6,500 shares of Common Stock of the Dwyer Group; on June 30, 1995, 5,000 shares of Common Stock of The Dwyer Group; and on July 5, 1995, 20,000 shares of Common Stock of the Dwyer Group. The purchase made on July 5, 1995, placed the Filer over 5% of the Common Stock outstanding of the Dwyer Group and triggered the Filer's obligation to file this schedule. On November 20, 1995 the Filer purchased 13,500 shares of Common Stock of the Dwyer Group; on November 24, 1995, 6,000 shares of Common Stock of the Dwyer Group; on November 28, 1995, 14,000 shares of Common Stock of the Dwyer Group; on December 4, 1995, 10,300 shares of Common Stock of the Dwyer Group; on December 8, 1995, 7,000 shares of Common Stock of the Dwyer Group; on December 21, 1995, 12,000 shares of Common Stock of the Dwyer Group; on December 29, 1995, 9,000 shares of Common Stock of the Dwyer Group; on February 23, 1996, 11,000 shares of the Dwyer Group; on February 26, 1996, 6,000 shares of Common Stock of the Dwyer







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              Group; on March 1, 1996, 5,000 shares of Common Stock of the
              Dwyer Group; on March 8, 1996, 15,000 shares of Common Stock of the Dwyer Group; on March 15, 1996, 4,000 shares of Common Stock of the Dwyer Group; on March 18, 1996, 14,000 shares of Common Stock of the Dwyer Group; on March 28, 1996, 16,500 shares of Common Stock of the Dwyer Group; on April 1, 1996, 5,000 shares of Common Stock of the Dwyer Group; on May 13, 1996, 100,000 shares of Common Stock of the Dwyer Group; and on

              May 15, 1996, 18,600 shares of Common Stock of the Dwyer Group.

              The Filer has sole dispositive voting control over the securities and votes these shares in accordance with the recommendation made by its Investment Advisor.


  ITEM 6. CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER
             As mentioned in the previous item, the Filer has entered into Stock Purchase Agreements with both The Dwyer Group and the Estate of Donald J. Dwyer, Deceased to purchase Common Stock and has done so during the past thirty days. Pursuant to the Stock Purchase Agreements, 370,000 shares of the Dwyer Group have been delivered to the Filer. The stock purchase pursuant to the Stock Purchase Agreement is covered by a Demand Registration Rights Agreement. As mentioned previously, the sole purpose for these purchases is as an investment in accordance with the Filer's investment strategy.


  ITEM 7. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED
              No person has been retained by the filer hereof or its associates to, in any way, make solicitation or recommendation the holders of the securities of the issuer to accept or reject any tender offer.

  ITEM 8. MATERIAL TO BE FILED AS EXHIBITS
            Not applicable

  I certify to the best of my knowledge and belief the information set forth in this statement is true, complete and correct.

  Date: January 20, 1997

                          Renaissance Capital Growth & Income Fund III, Inc.
                    By:   Renaissance Capital Group, Inc.
                          Investment Advisor to the Filer

                    By:      /s/ Vance M. Arnold
                          -----------------------------------
                          Vance M. Arnold
                          Executive Vice President